The Real Brokerage Inc. Announces Fourth Quarter and Full Year 2023 Financial Results

TORONTO and NEW YORK, March 7, 2024 - (BUSINESS WIRE) - The Real Brokerage Inc. (NASDAQ: REAX) ("Real" or the "Company"), a technology platform reshaping real estate for agents, home buyers, and sellers, announced today financial results for the fourth quarter and year ended December 31, 2023.

"Real delivered another record year in 2023, despite a challenging industry backdrop. Our performance both in the quarter and for the full year is a testament to our unique agent value proposition, our scalable technology platform, and our efficient operating model," said Tamir Poleg, Real's Chairman and Chief Executive Officer. "Our differentiated technology and service offering continues to empower agents to grow their businesses against the odds, while improving the experience for home buyers and sellers. Looking forward, we're excited to continue leading the industry with cutting-edge innovations, including the One Real consumer-facing app and the Real Wallet financial ecosystem, which were designed to enhance the Real experience for agents and their clients."

"We are thrilled by the momentum we're seeing across our agent base, which has now reached the 16,000 agent milestone. This achievement is a clear indication of the attractiveness of Real's platform, and our unique, collaborative culture. With the formal launch of our Private Label and ProTeams programs in January, it is now easier than ever for independent brokerages and teams to join Real - and experience all of the benefits associated with being a part of the fastest-growing, publicly traded brokerage firm," said Sharran Srivatsaa, President of Real.

"Real achieved significant growth in Revenue, Gross profit, and Adjusted EBITDA1 in 2023, underscoring the strength and scalability of our business model," said Michelle Ressler, Real's Chief Financial Officer. "We look forward to building on this progress and delivering year-over-year growth across each of these metrics in 2024."

Q4 and Full Year 2023 Operational Highlights

● The total value of completed real estate transactions reached $6.8 billion in the fourth quarter of 2023, an increase of 92% from $3.5 billion in the fourth quarter of 2022. For the full year 2023, the total value of completed real estate transactions reached $25.9 billion, an increase of 80% from $14.4 billion for the full year 2022.

● The total number of transactions closed was 17,749 in the fourth quarter of 2023, an increase of 82% from 9,745 in the fourth quarter of 2022. For the full year 2023, the total number of transactions closed was 66,646, an increase of 78% from 37,450 for the full year 2022.

● The total number of agents on the platform increased to 13,650 at the end of the fourth quarter, a 66% year-over-year increase. As of March 7, 2024, approximately 16,000 agents are now on the Real platform.

Q4 2023 Financial Highlights

● Revenue rose to $181.3 million in the fourth quarter of 2023, an increase of 89% from $96.1 million in the fourth quarter of 2022.

1 There are references to "Adjusted EBITDA" and "Adjusted EBITDA excluding non-recurring stock based compensation balance sheet adjustment" in this press release, which are non-IFRS measures. See accompanying note under the heading "Non-IFRS Measures" for an explanation of the composition of non-IFRS measures.

● Gross profit reached $15.5 million in the fourth quarter of 2023, up 89% from $8.2 million in the fourth quarter of 2022.

● Net loss attributable to owners of the Company was $12.0 million in the fourth quarter of 2023, compared to $6.8 million in the fourth quarter of 2022.

● Adjusted EBITDA was positive $8.5 million in the fourth quarter of 2023, compared to negative ($0.1) million in the fourth quarter of 2022. Adjusted EBITDA excluding a non-recurring stock based compensation balance sheet adjustment, which totaled $6.2 million in the quarter, was positive $2.3 million in the fourth quarter of 2023, a $2.4 million improvement from negative ($0.1) million in the fourth quarter of 2022.

● Operating expenses, which include General & Administrative, Marketing, and Research and Development expenses, increased by 76% to $26.8 million in the fourth quarter of 2023, up from $15.2 million in the fourth quarter of 2022. Operating expenses include a 70% year-over-year increase in revenue share expense, which was $6.8 million in the fourth quarter of 2023, compared to $4.0 million in the fourth quarter of 2022. Operating expenses in the fourth quarter of 2023 include a $5.1 million out of period adjustment in stock based compensation expense that was recorded in the current period.

● Adjusted operating expenses2, which reflect operating expenses less revenue share expense, stock-based compensation, depreciation and other unique or non-cash expenses, were $11.2 million in the fourth quarter of 2023, an increase of 46% from $7.7 million in the fourth quarter of 2022.

● Loss per share was $0.07 in the fourth quarter of 2023, compared to a $0.04 loss per share in the fourth quarter of 2022.

● The Company repurchased 765,000 common shares for $1.1 million in the fourth quarter of 2023, pursuant to its normal course issuer bid.

● Operating expense per transaction excluding revenue share was $1,124 in the fourth quarter of 2023, a decline of 2% from $1,146 in the fourth quarter of 2022. Adjusted operating expense per transaction was $632, a decline of 20% from $787 in the fourth quarter of 2022.

Full Year 2023 Financial Highlights

● Revenue for the full year 2023 was $689.2 million, an increase of 81% from $381.8 million for the full year 2022.

● Gross profit for the full year 2023 reached $62.9 million, up 97% from $32.0 million for the full year 2022.

● Net loss attributable to owners of the Company for the full year 2023 was $27.5 million, compared to a loss of $20.6 million for the full year 2022.

● Adjusted EBITDA was positive $13.9 million for the full year 2023, compared to negative ($0.7) million for the full year 2022. Adjusted EBITDA excluding a non-recurring stock based compensation balance sheet adjustment, which totaled $6.2 million for the year, was positive $7.6 million for the full year 2023, an improvement from negative ($0.7) million for the full year 2022.

2 There are references to "Adjusted operating expenses" in this press release, which is a non-IFRS measure. See accompanying note under the heading "Non-IFRS Measures" for an explanation of the composition of non-IFRS measures.

● Operating expenses, which include General & Administrative, Marketing, and Research and Development expenses, increased by 72% to $88.9 million for the full year 2023, up from $51.7 million for the full year 2022. Operating expenses include an 86% year-over-year increase in revenue share expense, which was $27.9 million for the full year 2023, compared to $15.0 million for the full year 2022.

● Adjusted operating expenses, which reflect operating expenses less revenue share expense, stock-based compensation, depreciation and other unique or non-cash expenses, were $42.8 million for the full year 2023, an increase of 55% from $27.7 million for the full year 2022.

● Loss per share was $0.15 for the full year 2023, compared to a $0.12 loss per share for the full year 2022.

● The Company repurchased 2 million common shares for $2.9 million during 2023, pursuant to its normal course issuer bid.

● As of December 31, 2023 the Company held unrestricted cash and investments of $28.9 million, a $10.2 million increase from the prior year. These figures reflect $14.7 million held in cash and an additional $14.2 million held in investments in financial assets.

The Company will discuss the fourth quarter and full year 2023 results on a conference call and live webcast today at 8:30 a.m. ET.

Conference Call Details:
Date:	Thursday, March 7, 2024
Time:	8:30 a.m. ET

Dial-in Number:	North American Toll Free: 888-506-0062
International: 973-528-0011
Access Code:	232620
Webcast:	https://www.webcaster4.com/Webcast/Page/2699/49884

Replay Information:
Replay Number:	North American Toll Free: 877-481-4010
International: 919-882-2331
Access Code:	49884
Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/49884

Real expects to file in March 2024 audited consolidated financial statements and related notes for the period ended December 31, 2023 and 2022, the related management's discussion and analysis for the year ended December 31, 2023, and its annual information form for the year ended December 31, 2023 (collectively, the "Annual Filings"), with the U.S. Securities and Exchange Commission in its annual report on Form 40-F on EDGAR (www.sec.gov) and with the Canadian securities regulators on SEDAR+ (www.sedarplus.ca).

Non-IFRS Measures

This news release includes reference to "Adjusted EBITDA", "Adjusted EBITDA excluding non-recurring stock-based compensation balance sheet adjustment" and "Adjusted Operating Expense", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is used as an alternative to net income by removing major non-cash items ,such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature.

Adjusted EBITDA excluding non-recurring stock based compensation balance sheet adjustment is used as an alternative to net income by removing major non-cash items such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature, but removes a non-recurring balance sheet adjustment recorded in the fourth quarter of 2023.

Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as stock-based compensation, depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with revenue share.

Adjusted EBITDA, Adjusted EBITDA excluding non-recurring stock-based compensation balance sheet adjustment, and Adjusted Operating Expense have no direct comparable IFRS financial measures. The Company has used or included these non-IFRS measures solely to provide investors with added insight into Real's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our Adjusted EBITDA and Adjusted EBITDA excluding non-recurring stock based compensation balance sheet adjustment are reconciled to the most comparable IFRS measure for the three months and twelve months ended December 31, 2023 and 2022 and are presented in the table below labeled Reconciliation of Total Comprehensive Loss Attributable to Owners of the Company to Adjusted EBITDA and Adjusted EBITDA excluding non-recurring stock-based compensation balance sheet adjustment. Our Adjusted Operating Expense reconciled to the most comparable IFRS measure is presented on a quarterly basis for the prior two fiscal years in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense.

THE REAL BROKERAGE, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars)

(unaudited)

	As of
	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$14,707	$10,846
Restricted cash	12,948	7,481
Investments in financial assets	14,222	7,892
Trade receivables	6,441	1,547
Other receivables	63	74
Prepaid expenses and deposits	2,132	529
TOTAL CURRENT ASSETS	50,513	28,369
NON-CURRENT ASSETS
Intangible assets	3,442	3,708
Goodwill	8,993	10,262
Property and equipment	1,600	1,350
Right-of-use assets	-	73
TOTAL NON-CURRENT ASSETS	14,035	15,393
TOTAL ASSETS	64,548	43,762

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	571	474
Accrued liabilities	13,374	11,866
Customer deposits	12,948	7,481
Other payables	302	1,188
Lease liabilities	-	96
TOTAL CURRENT LIABILITIES	27,195	21,105
NON-CURRENT LIABILITIES
Warrants outstanding	269	242
TOTAL NON-CURRENT LIABILITIES	269	242
TOTAL LIABILITIES	27,464	21,347

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	62,567	63,204
Stock-based compensation reserve	52,937	25,083
Deficit	(78,205)	(50,704)
Other reserves	(167)	(469)
Treasury Stock, at cost	(257)	(14,962)
EQUITY ATTRIBUTABLE TO OWNERS	36,875	22,152
Non-controlling interests	209	263
TOTAL EQUITY	37,084	22,415
TOTAL LIABILITIES AND EQUITY	64,548	43,762

THE REAL BROKERAGE, INC.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Revenues	$181,341	$96,118	$689,158	$381,756
Commissions and other agent-related costs	165,810	87,898	626,285	349,806
Gross Profit	15,531	8,220	62,873	31,950

General & administrative expenses	15,387	7,121	42,913	24,155
Marketing expenses	9,084	7,061	38,611	22,674
Research and development expenses	2,325	1,002	7,359	4,867
Operating Loss	(11,265)	(6,964)	(26,010)	(19,746)

Other income/(expenses), net	(693)	62	(587)	729
Listing expenses	-	(16)	-	(151)
Finance expenses, net	(32)	159	(619)	(1,167)
Net Loss	(11,990)	(6,759)	(27,216)	(20,335)
Net Income Attributable to Noncontrolling Interests	(26)	50	285	242
Net Loss Attributable to Owners of the Company	(11,964)	(6,809)	(27,501)	(20,577)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Cumulative (gain)/loss on investments in debt instruments classified as at FVTOCI reclassified to profit or loss	116	128	330	(407)
Foreign currency translation adjustment	(38)	(58)	(28)	285
Total Comprehensive Loss Attributable to Owners of the Company	(11,886)	(6,739)	(27,199)	(20,699)
Total Comprehensive Income Attributable to NCI	(26)	50	285	242
Total Comprehensive Loss	(11,912)	(6,689)	(26,914)	(20,457)
Loss per share
Weighted-average number of Common Shares	182,450	179,103	178,127	178,201
Basic and diluted loss per share	$(0.07)	$(0.04)	$(0.15)	$(0.12)

THE REAL BROKERAGE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
OPERATING ACTIVITIES
Net Loss	$(11,990)	$(6,759)	$(27,216)	$(20,335)
Adjustments for:
Depreciation and amortization	298	108	1,128	333
Impairment of goodwill	-	-	723	-
Equity-settled share-based payment	19,423	13,877	38,403	16,201
Finance costs	(65)	(70)	91	167
Changes in operating assets and liabilities:
Trade receivables	(3,902)	(764)	(4,894)	(1,293)
Other receivables	12	-	11	(51)
Prepaid expenses and deposits	(807)	253	(1,603)	(81)
Accounts payable	(82)	(835)	97	420
Accrued liabilities	(4,316)	(917)	7,752	5,316
Customer deposits	(3,385)	(2,599)	5,467	4,170
Other payables	(1,770)	(340)	(86)	1,148
NET CASH PROVIDED BY OPERATING ACTIVITIES	(6,584)	1,954	19,873	5,995

INVESTING ACTIVITIES
Purchase of property and equipment	(182)	(481)	(629)	(1,408)
Acquisition of subsidiaries	-	(707)	-	(8,152)
Investment deposits in debt instruments held at FVTOCI	(81)	1,306	(6,847)	(125)
Investment withdrawals in debt instruments held at FVTOCI	2	637	847	637
NET CASH USED IN INVESTING ACTIVITIES	(261)	755	(6,629)	(9,048)

FINANCING ACTIVITIES
Purchases of common shares	(1,104)	(1,149)	(2,865)	(8,060)
Shares withheld for taxes	(362)	-	(362)	-
Proceeds from exercise of stock options	(90)	192	502	265
Payment of lease liabilities	-	33	(96)	(35)
Cash payment for contingent consideration	-	-	(800)	-
Dividends paid to non-controlling interest	(36)	48	(339)	(19)
NET CASH USED IN FINANCING ACTIVITIES	(1,592)	(876)	(3,960)	(7,849)

Net change in cash, cash equivalents and restricted cash	(7,714)	(6,300)	9,284	(10,902)
Cash, cash equivalents and restricted cash, beginning of year	35,339	24,547	18,327	29,129
Fluctuations in foreign currency	29	80	44	100
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BALANCE, ENDING BALANCE	$27,655	$18,327	$27,655	$18,327

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share-based compensation as part of Expetitle consideration	-	-	-	4,325
Share-based compensation as part of LemonBrew consideration	-	-	-	450

THE REAL BROKERAGE, INC.

RECONCILIATION OF TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO OWNERS OF THE COMPANY TO ADJUSTED EBITDA

AND ADJUSTED EBITDA EXCLUDING NON-RECURRING STOCK BASED COMPENSATION BALANCE SHEET ADJUSTMENT

(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended		For the Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net Loss and Comprehensive Loss	$(11,886)	$(6,739)	$(27,199)	$(20,699)
Add/(Deduct):
Finance Expenses, net	32	(170)	619	1,167
Net Income Attributable to Noncontrolling Interest	(26)	50	285	242
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(116)	(128)	(330)	407
Depreciation	298	108	1,128	333
Stock Based Compensation Adjustments	19,423	6,132	38,403	16,700
Goodwill Impairment	723	-	723	-
Listing Expenses	-	16	-	151
Restructuring Expenses	58	160	223	222
Other Professional Expenses	-	456	-	762
Adjusted EBITDA[1]	8,506	(115)	13,852	(715)
Non-Recurring Stock Based Compensation Adjustment	6,208	-	6,208	-
Adjusted EBITDA[1] Excluding Non-Recurring Stock Based Compensation Balance Sheet Adjustment	2,298	(115)	7,644	(715)

1Adjusted EBITDA for December 31, 2022 has been restated to account for Stock-Based Compensation recognized in Cost of Goods Sold.

THE REAL BROKERAGE, INC.

BREAKOUT OF REVENUE BY SEGMENT

(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended		For the Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Main revenue streams
Commissions	$180,417	$97,327	$684,873	$379,868
Title	480	477	2,990	1,869
Mortgage Income	444	19	1,295	19
Total Revenue	181,341	97,823	689,158	381,756

THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(Expressed in thousands of U.S. dollars)

(unaudited)

	2022				2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating Expense	$10,129	$13,496	$12,886	$15,184	$17,846	$21,499	$22,742	$26,796
Less: Revenue Share Expense	2,703	4,376	3,876	4,020	5,434	7,684	7,946	6,840
Revenue Share Expense (% of revenue)	4.4%	3.9%	3.5%	4.2%	5.0%	4.1%	3.7%	3.8%
Less:
Stock-Based Compensation - Employees	1,205	897	281	608	1,019	1,214	285	6,543
Stock-Based Compensation - Agents	582	547	1,776	2,614	1,541	1,640	2,769	1,830
Depreciation Expense	3	135	87	108	269	284	277	298
Restructuring Expense	-	-	62	160	41	44	80	58
Subtotal	1,790	1,579	2,206	3,490	2,870	3,182	3,411	8,729
Adjusted Operating Expense[1]	5,636	7,541	6,804	7,674	9,542	10,633	11,385	11,226
Adjusted Operating Expense (% of revenue)	9.1%	6.7%	6.1%	8.0%	8.8%	5.7%	5.3%	6.2%

1Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

THE REAL BROKERAGE INC.

KEY PERFORMANCE METRICS BY QUARTER

(unaudited)

	2022				2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Transaction Data
Closed Transaction Sides	6,248	10,224	11,233	9,745	10,963	17,537	20,397	17,749
Total Value of Home Side Transactions ($, billions)	2.4	4.2	4.2	3.5	4.0	7.0	8.1	6.8
Median Home Sale Price ($, thousands)	$345	$375	$360	$348	$350	$369	$370	$355
Agent Metrics
Total Agents	4,500	5,600	6,700	8,200	10,000	11,500	12,175	13,650
Agent Churn Rate (%)	7.9	7.2	7.3	4.4	8.3	6.5	10.8	6.2
Revenue Churn Rate (%)	1.6	2.1	2.5	2.4	4.3	3.8	4.5	4.9
Headcount and Efficiency Metrics
Full-Time Employees	112	121	122	118	127	145	162	159
Full-Time Employees, Excluding One Real Title and One Real Mortgage	82	91	87	84	88	102	120	118
Headcount Efficiency Ratio[1]	1:55	1:62	1:77	1:98	1:114	1:113	1:101	1:116
Revenue Per Full Time Employee ($, thousands)[2]	$752	$1,235	$1,283	$1,144	$1,226	$1,817	$1,789	$1,537
Operating Expense Excluding Revenue Share ($, thousands)	$7,426	$9,120	$9,010	$11,164	$12,412	$13,815	$14,796	$19,956
Operating Expense Per Transaction Excluding Revenue Share ($)	$1,189	$892	$802	$1,146	$1,132	$788	$725	$1,124
Adjusted Operating Expense ($, thousands)[3]	$5,636	$7,541	$6,804	$7,674	$9,542	$10,633	$11,385	$11,226
Adjusted Operating Expense Per Transaction ($)	$902	$738	$606	$787	$870	$606	$558	$632

1Defined as the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

2Reflects total Revenue divided by full-time brokerage employees (excluding One Real Title and One Real Mortgage employees).

3Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's fourth quarter and full year 2023 earnings call, the release of the financial results and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports 16,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick

Senior Director, Marketing, Communications & Brand
elisabeth@therealbrokerage.com

201.564.4221